 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Niehaus, Robert P. (Last) (First) (Middle) 38 Fountain Square Plaza (Street) Cincinnati, OH 45263 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Fifth Third Bancorp FITB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/17/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/17/2003		M		14,412	A	$10.5679	169,906	D
Common Stock	03/17/2003		M		9,504	A	$10.3210	179,410	D
Common Stock	03/17/2003		M		10,814	A	$11.0617	190,224	D
Common Stock	03/17/2003		M		6,521	A	$15.6297	196,745	D
Common Stock	03/17/2003		M		4,404	A	$22.7037	201,149	D
Common Stock	03/17/2003		M		2,712	A	$36.8611	203,861	D
Common Stock								50,897	I	by FLP, L.P.
Common Stock								73,427	I	by Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option to Purchase	$10.5679	03/17/2003		M			14,412	08/17/1993	08/17/2003	Common Stock	14,412		808,658(1)	D
Option to Purchase	$10.3210	03/17/2003		M			9,504	07/19/1994	07/19/2004	Common Stock	9,504		799,154(1)	D
Option to Purchase	$11.0617	03/17/2003		M			10,814	06/20/1995	06/20/2005	Common Stock	10,814		788,340(1)	D
Option to Purchase	$15.6297	03/17/2003		M			6,525	07/18/1996	07/18/2006	Common Stock	6,521		781,819(1)	D
Option to Purchase	$22.7037	03/17/2003		M			4,404	05/08/1997	05/08/2007	Common Stock	4,404		777,415(1)	D
Option to Purchase	$36.8611	03/17/2003		M			2,712	03/17/1998	03/17/2008	Common Stock	2,712		774,703(1)	D

Explanation of Responses:

(1) Includes total number of unexercised option grants previously reported.
By:	Date:
/s/ Paul L. Reynolds	03/19/2003
Attorney-in-Fact for Robert P. Niehaus
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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